CUSIP No. 428839104

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Hickok Incorporated

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

428839104

(CUSIP Number)

The Aplin Family Trust Attn: Jennifer Elliott c/o William V. Linne, Esq. 127 Palafox Place, Suite 100 Pensacola, Florida 32502 (850) 433-2224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), §§.240.13d-1(f) or §§.240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 428839104

1	NAME OF REPORTING PERSONS The Aplin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,788*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 235,788*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14	TYPE OF REPORTING PERSON OO

*	Includes 4,994 Class A Common Shares and 118,042 Class B Common Shares (convertible to Class A Common Shares on a one-to-one basis) currently held by the Aplin Family Trust, and 112,752 Class A Common Shares that would be issued upon the conversion of a $208,591.20 convertible promissory note.
**	Based on 793,229 Class A Common Shares and 454,866 Class B Common Shares outstanding as of June 20, 2011 as reported in the Issuer’s 10-Q filed with the SEC on August 8, 2011. The formula used to calculate this percent also include in the denominator 112,752 Class A Common Shares that would be issued to the Aplin Family Trust upon conversion of a convertible promissory note, 504,735 Class A Common Shares that would be issued to Roundball LLC upon conversion of a convertible promissory note, and 20,000 Class B Common Shares purchased by Roundball LLC on December 30, 2011.

SCHEDULE 13D

CUSIP No. 428839104

1	NAME OF REPORTING PERSONS Jennifer Elliott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,788*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 235,788*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14	TYPE OF REPORTING PERSON IN

*	Includes 4,994 Class A Common Shares and 118,042 Class B Common Shares (convertible to Class A Common Shares on a one-to-one basis) currently held by the Aplin Family Trust, and 112,752 Class A Common Shares that would be issued upon the conversion of a $208,591.20 convertible promissory note.
**	Based on 793,229 Class A Common Shares and 454,866 Class B Common Shares outstanding as of June 20, 2011 as reported in the Issuer’s 10-Q filed with the SEC on August 8, 2011. The formula used to calculate this percent also include in the denominator 112,752 Class A Common Shares that would be issued to the Aplin Family Trust upon conversion of a convertible promissory note, 504,735 Class A Common Shares that would be issued to Roundball LLC upon conversion of a convertible promissory note, and 20,000 Class B Common Shares purchased by Roundball LLC on December 30, 2011.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to Class A Common Shares of Hickok Incorporated, an Ohio corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10514 Dupont Avenue, Cleveland, OH 44108.

Item 2.	Identity and Background

(a) This statement is filed on behalf of The Aplin Family Trust, a Florida trust (the “Trust”), and Jennifer Elliott, the trustee of the Trust (“Elliott”), each of which is referred to as a “Reporting Person” in this statement.

(b) The address of the Trust is c/o William V. Linne, Esq., 127 Palafox Place, Suite 100, Pensacola, Florida 32502. The address of Elliott is c/o William V. Linne, Esq., 127 Palafox Place, Suite 100, Pensacola, Florida 32502.

(c) The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b) above.

(d) and (e) None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is a trust governed by Florida law. Elliott is a citizen of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds loaned to the Issuer by the Trust pursuant to a convertible promissory note are from the general assets of the Trust.

Item 4.	Purpose of Transaction.

The Trust loaned $208,591.20 to the Issuer in order to (1) provide working capital to the Issuer, and (2) prevent dilution of the Trust’s interest in the Issuer that would otherwise have been caused by the Issuer borrowing additional funds convertible into Class A Common Shares from third parties.

Item 5.	Interest in Securities of the Issuer.

The information set forth in items 7, 9, 11 and 13 of the Cover Pages is hereby incorporated by reference.

On December 30, 2011, the Trust loaned $208,591.20 to the Issuer. The principal amount and interest of such loan are convertible into Class A Common Shares at the option of the Trust prior to the maturity of the loan (which maturity is December 20, 2012).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer has entered into a Voting Agreement dated December 30, 2011 with the Trust, Roundball LLC, and the other holders of the Issuer’s Class B Common Shares (the “Voting Agreement”) under which the holders of the Class B Common Shares have agreed, for a period of three years, to vote in favor of any individuals nominated for election to the Board of Directors of the Issuer by the Trust and Roundball LLC in accordance with the Convertible Loan Agreement of the same date. The Trust and Roundball LLC have also agreed under the Voting Agreement to vote in favor of all individuals nominated for election to the Board of Directors by the Issuer during that same three-year period.

The foregoing description of the Convertible Loan Agreement and the Voting Agreement are qualified in their entirety by reference to the copies thereof which are attached thereto as Exhibits 10.1 and 10.5, respectively, to the Issuer’s 8-K filing on January 5, 2012.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated January 6, 2012 between the Trust and Elliott.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2012

THE APLIN FAMILY TRUST

By:	/s/ Jennifer Elliott
Name: Jennifer Elliott
Its: Trustee

By:	/s/ Jennifer Elliott
Jennifer Elliott

CUSIP No. 428839104

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i)	The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii)	The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

In witness whereof, the undersigned have caused this Agreement to be signed by their respective managers thereunto duly authorized as of January 9, 2012.

THE APLIN FAMILY TRUST

By:	/s/ Jennifer Elliott
Name: Jennifer Elliott
Its: Trustee

By:	/s/ Jennifer Elliott
Jennifer Elliott